UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2023
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

1 Rayonier Way
Wildlight, Florida 32097
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEAR ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Rayonier Investment and Savings Plan for Salaried Employees
Wildlight, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2007.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.
Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
June 28, 2024

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2023	2022
ASSETS
Investments:
Investments, at fair value (Notes 2 and 3)	$114,914,654	$99,711,506
Investments, at contract value (Note 2)	3,100	1,920
Total investments	114,917,754	99,713,426

Receivables:
Notes receivables from participants	423,631	304,691
Employer contributions	81,239	111,639
Accrued dividends and unsettled trades	47,842	1,107
Total receivables	552,712	417,437
TOTAL ASSETS	115,470,466	100,130,863

LIABILITIES
Payables:
Accrued investment fees	(16,017)	(13,782)
TOTAL LIABILITIES	(16,017)	(13,782)

NET ASSETS AVAILABLE FOR BENEFITS	$115,454,449	$100,117,081

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2023
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$12,675,095
Participant contributions	4,221,027
Interest and dividends (Note 4)	1,762,427
Employer contributions	2,590,737
Rollover contributions	3,769,395
Interest on notes receivable from participants	20,726
25,039,407

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(9,702,039)
(9,702,039)

NET INCREASE	15,337,368

Net assets available for benefits:
Beginning of year	100,117,081
End of year	$115,454,449

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and Subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are, absent an election by the participant, automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Empower Retirement (“Empower”) serves as the record keeper and administers the Plan’s assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investments in Rayonier Inc. common stock and is administered by Empower Trust Company, LLC.
Contributions
Participants may contribute up to 100 percent of eligible compensation, which includes their annual bonus. Contributions may be made on a before-tax basis, Roth after-tax basis, after-tax basis or a combination thereof.
The Company makes a standard matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan, with a matching true-up contribution made annually.
Employees may, at the Company’s discretion, receive a contribution (“enhanced retirement contribution”) of three percent of their eligible compensation in addition to the standard matching contribution each pay period. The compensation used to calculate the enhanced retirement contribution includes overtime and additional straight time in addition to base pay and annual bonus.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon. Participants vest in the Company matching contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. During 2023, forfeitures of $20,809 were utilized to reduce administrative expenses. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2023 and 2022, the balance in forfeited, non-vested accounts totaled $53,715

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

and $22,703, respectively, and remains available in money market, stable value, and guaranteed interest holdings.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days.
Participants are prohibited from contributing or transferring into the Rayonier Inc. Common Stock Fund, but transfers out may occur at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until their required minimum distribution date as defined by the SECURE Act, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance at any time. Withdrawals from before-tax account balances, Roth after-tax account balances, and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, with the exception of fully benefit-responsive investment contracts. See Note 3 — Fair Value Measurements for additional information.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The Plan previously held the MassMutual GIA as its stable value investment option. Fully benefit-responsive investment contracts, such as those held in the MassMutual GIA, are reported at contract value pursuant to Accounting Standards Update (“ASU”) No. 2015-12. Contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards update, all Plan investments in such contracts are presented at contract value in the Statements of Net Assets Available for Benefits. The MassMutual GIA was replaced with the Putnam Stable Value Fund (a common collective trust fund) as an investment option for participants in 2021, and the Putnam Stable Value Fund was replaced with the Flexpath Stable Value Fund (a common collective trust fund) in 2022. An immaterial amount of forfeitures were still held in the MassMutual GIA as of December 31, 2023 and 2022.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. See Note 3 — Fair Value Measurements for additional information.
Contributions
Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which participant compensation is earned.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivables from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and included within “Net appreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. No events occurred that warranted disclosure.
3.Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$8,227,856	—	—	$8,227,856
Mutual Funds	72,564,982	—	—	72,564,982
Total Investments in the Fair Value Hierarchy	$80,792,838	—	—	80,792,838

Investments Measured at Net Asset Value (a):
Pooled Separate Investment Accounts				10,408,094
Common Collective Trust Funds				23,713,722
Total Investments at Net Asset Value				34,121,816

Total Investments at Fair Value				$114,914,654

(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$8,309,150	—	—	$8,309,150
Mutual Funds	57,660,687	—	—	57,660,687
Total Investments in the Fair Value Hierarchy	$65,969,837	—	—	65,969,837

Investments Measured at Net Asset Value (a):
Pooled Separate Investment Accounts				8,750,766
Common Collective Trust Funds				24,990,903
Total Investments at Net Asset Value				33,741,669

Total Investments at Fair Value				$99,711,506

(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value of Rayonier Inc. Common Stock Fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. These non-pooled separate investment accounts are deemed to be Level 1 investments.
Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and to be Level 1 investments.
Common Collective Trust Funds are measured using the unit value calculated based on the net asset value (“NAV”) of the underlying assets as a practical expedient. The NAV is based on the fair value of the underlying investments held by each fund less liabilities divided by the units outstanding as of the valuation date. These funds are not publicly traded; however, the unit price calculation is based on observable market inputs of the funds’ underlying assets. As of December 31, 2023 and 2022, there were no unfunded commitments. There are no participant redemption restrictions for these investments and participants can transact daily in these funds. Plan level withdrawal of the common collective trust funds requires a five day written notice and is subject to obtaining the cash requirement available on the liquidation date.
Pooled Separate Investment Accounts are measured using the unit value calculated based on the NAV of the underlying pool of securities as a practical expedient. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2023 and 2022, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table summarizes the Plan’s investments measured at fair value based on NAV per share, as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Common Collective Trust Funds:
Stable Value	$21,053,751	$22,967,041
Small Cap Growth	1,431,773	1,030,336
Emerging Markets	1,228,198	993,526
Total Common Collective Trust Funds	$23,713,722	$24,990,903

Pooled Separate Investment Accounts:
Large Cap Value	$2,830,858	$2,647,707
Mid Cap Index	4,396,773	3,508,322
Multi Sector Bond	3,180,463	2,594,737
Total Pooled Separate Investment Accounts	$10,408,094	$8,750,766

4.Stock Dividends
The Plan received regular cash dividends of $1.34 per share on Rayonier Inc. stock owned, totaling $318,310 for the year ended December 31, 2023.
5.Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock; which comprises approximately 7% of the total investments. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2023 and 2022, the Plan held 232,798 and 243,957 shares of Rayonier Inc. common stock, respectively, which represented 0.2 percent and 0.2 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $33,000.
Empower Retirement, the Plan’s record keeper, received compensation from the plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
6.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

7.Concentration of Investments
The Plan is concentrated in the following investments as of December 31, 2023 and 2022:

		December 31,
Investment	Description	2023	2022
BlackRock iShares S&P 500 Index Fund	Mutual Fund	20%	19%
Flexpath Stable Value CL I1	Common Collective Trust Fund	18%	23%
8.Tax Status
The Plan has adopted a Non-Standardized Pre-Approved Profit Sharing/Money Purchase/CODA Plan Document. The Non-Standardized Pre-Approved Plan received a favorable opinion letter from the IRS on June 30, 2020. The letter states the Non-Standardized Pre-Approved Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9.Reconciliation of Financial Statements to Form 5500
The following tables are a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2023 and 2022:

2023
Net assets available for benefits per the financial statements	$115,454,449
Add: Accrued investment fees at December 31, 2023	16,017
Less: Contributions receivable at December 31, 2023	81,239
Less: Dividend receivable at December 31, 2023	47,842
Net assets available for benefits per Form 5500	$115,341,385

2022
Net assets available for benefits per the financial statements	$100,117,081
Add: Accrued investment fees at December 31, 2022	13,782
Less: Contributions receivable at December 31, 2022	111,639
Less: Dividend receivable at December 31, 2022	1,076
Net assets available for benefits per Form 5500	$100,018,148

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2023:

2023
Increase in net assets available for benefits per the financial statements	$15,337,368
Change in accrued investment fees	2,235
Change in accrued contribution receivable	30,400
Change in accrued dividend receivable	(46,766)
Net income per Form 5500	$15,323,237

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
	iShares S&P 500 Index K	Mutual Fund	**	$23,363,134
	Flexpath Stable Value CL I1	Common Collective Trust Fund	**	21,053,751
*	Rayonier Inc. Common Stock Fund (1)	Company Stock	**	8,227,856
	BlackRock Lifepath Index 2040 K	Mutual Fund	**	6,975,658
	BlackRock Lifepath Index 2025 K	Mutual Fund	**	5,366,756
	Principal Blue Chip R6	Mutual Fund	**	5,272,471
	BlackRock Lifepath Index 2035 K	Mutual Fund	**	4,437,232
	Vanguard Mid Cap Index Admiral	Pooled Separate Investment Account	**	4,396,773
	BlackRock Lifepath Index 2030 K	Mutual Fund	**	3,837,538
	BlackRock Lifepath Index 2045 K	Mutual Fund	**	3,328,115
	Vanguard Intermediate Term Bond Index Fund	Mutual Fund	**	2,906,212
	iShares MSCI EAFE International Index K	Mutual Fund	**	2,892,814
	MFS Value R6	Pooled Separate Investment Account	**	2,830,858
	BlackRock Lifepath Index Retirement K	Mutual Fund	**	2,763,258
	Allspring Special Small Cap Value R6	Mutual Fund	**	2,642,143
	BlackRock Lifepath Index 2050 K	Mutual Fund	**	2,201,782
	Mass Mutual Total Return Bond I	Pooled Separate Investment Account	**	2,081,856
	BlackRock Lifepath Index 2055 K	Mutual Fund	**	1,937,278
	American Funds EuroPacific Growth R6	Mutual Fund	**	1,932,060
	iShares Russell 2000 Small-Cap Index K	Mutual Fund	**	1,779,289
	Small Cap Growth L1	Common Collective Trust Fund	**	1,431,773
	Emerging Markets CIT	Common Collective Trust Fund	**	1,228,198
	Pimco Income Instl	Pooled Separate Investment Account	**	1,098,607
	BlackRock Lifepath Index 2060 K	Mutual Fund	**	848,010
	BlackRock Lifepath Index 2065 K	Mutual Fund	**	74,941
	MassMutual US Govt Mny Mkt R5 (1)	Mutual Fund	**	6,291
	MassMutual GIA (1)	Guaranteed Interest Account	**	3,100
*	Notes Receivable from Participants (2)	Participant Loans	—	423,631
				$115,341,385

(1)	This investment is closed to participant contributions.
(2)	The loans bear fixed interest rates which range from 4.25 percent to 9.50 percent with maturities through October 2038.
*	Denotes party-in-interest transaction.
**	Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
    Rayonier Investment and Savings Plan for Salaried Employees
    (Name of Plan)

/s/	SHELBY L. PYATT
Shelby L. Pyatt
Plan Administrator

Date: June 28, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith